

News Release

TSX, NYSE-MKT
Symbol: NCQ

State of Alaska Approves Funding for Ambler Access Road EIS

October 22, 2015 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") is pleased to announce that Alaska's Governor Walker has authorized the Alaska Industrial Development and Export Authority (AIDEA) to begin the environmental impact statement (EIS) process on the Ambler Mining District Industrial Access Road (AMDIAR).

"We are pleased to see AMDIAR move into the EIS process," stated Rick Van Nieuwenhuyse, President and Chief Executive Officer for NovaCopper. "A lot of work and effort has been put into the permit application document for AMDIAR and we are happy that funding has been approved to move the permitting efforts to the Notice of Intent and Public Scoping stages. We will continue to work closely with AIDEA and NANA to advance AMDIAR and look forward to providing updates to our shareholders as the permitting progresses".

The State of Alaska's news release can be found appended to this press release and on the State's website http://gov.alaska.gov/Walker/press-room/full-press-release.html?pr=7305.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer. The Company also owns 100% of the Titiribi Project located approximately 70 kilometers southwest of the city of Medellin, Colombia, in Antioquia department, within the historical Titiribi mining district.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**

NovaCopper Contact:
Elaine Sanders
Chief Financial Officer
elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding or relating to anticipated spending and activities on the AMDIAR by the State of Alaska and AIDEA and anticipated activity at the UKMP Projects are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties and infrastructure; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2014 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

FOR IMMEDIATE RELEASE No. 15-138

Contact: Katie Marquette, Press Secretary – (907) 269-7447
Aileen Cole, Deputy Press Secretary – (907) 269-7458

Governor Walker Clarifies 'Discretionary Spending' on Ambler Access Road Project

October 21, 2015 ANCHORAGE—Governor Bill Walker clarified to Alaska Industrial Development and Export Authority (AIDEA) the intent behind Administrative Order 271, the December 26, 2014, memo that halted all new spending on six mega projects, including the Ambler Road Project. After reviewing the project, Governor Walker permitted AIDEA to spend up to $3.6 million, which had already been appropriated, to begin the environmental impact statement (EIS) process.

"My team reviewed this project and has clarified what 'discretionary spending' means for this project," Governor Walker said. "As we wrestle with a $3.5 billion deficit, it's important that we

examine all spending. With the Ambler Road project, the $3.6 million had already been appropriated, so this clarification allows the project to progress to a natural stopping point instead of stalled mid-step."

The Ambler Road project evaluates the potential to build an industrial road into the Ambler mining district in northwest Alaska, which is rich in copper, zinc, lead and gold resources.

For more information on the project, contact Karsten Rodvik, External Affairs Officer of AIDEA, at (907) 771-3024.

Link to Administrative Order 271: http://gov.state.ak.us/admin-orders/271.html

Attached: Memo clarifying 'discretionary spending' for Ambler Road Project

State of Alaska

Bill Walker, Governor *Office of Management and Budget*
PO Box 110020
Juneau AK 99811-0020
(907) 465-4660, fax 465-3008

MEMORANDUM

Date: October 15, 2015

To: John Springsteen, Executive Director,
Alaska Industrial Development and Export Authority

From: Pat Pitney, Director, Office of Management and Budget

Subject: Ambler Mining District Industrial Access Road
On December 26, 2014, the Governor issued Administrative Order 271. With regards to the Ambler Mining District Industrial Access Road (project), the Governor directed departments involved with the project to cease all discretionary spending, and not to incur new or additional expenses or obligations or enter into or amend existing contracts. The administrative order also directed the Departments not to spend unobligated or unencumbered funds, and to submit a status report of the project to the Office of Management and Budget.

Based upon our project review, we concur that non-discretionary expenditures includes funds needed in order to initiate the Environmental Impact Statement (EIS) specifically to undertake the scoping portion of the EIS process. The scoping portion is deemed necessary for the state to preserve the value of the studies that have been completed to date, and to determine the most appropriate access route for the project.

Therefore, AIDEA, as the project leader, is hereby directed to initiate the EIS process within existing appropriations for this project, and expend up to $3.6 million for the purpose of filing an EIS application and undertake the scoping portion of the EIS process. Existing appropriations are estimated at $8.1 million. We understand that an additional appropriation of approximately $4.2 million to $6.8 million would be needed to complete the EIS, should a decision to complete the process be made.

Once the EIS application is filed, work will include: conducting public outreach meetings, meet with tribes, local communities, evaluate road routes, and examine the merits of all transportation modalities, including rail. Once completed, the EIS will provide options for accessing the Ambler Mining District, along with the potential impacts of the options and associated mitigations.

Let me know if you have any questions. Thank you for your efforts with regard to this project.